UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

1144410

(CUSIP Number)

Terry E. Girling
DISA Liquidating Co.
Deltec House, Lyford Cay
P.O. Box N-3229 Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  |  |.

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 1144410                                        PAGE 2 OF 12 PAGES

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           DISA Liquidating Co.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (See Instructions)

                                       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Cayman Islands

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                                 221,455 3/4
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                                  -0-
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                                  221,455 3/4

                    10   SHARED DISPOSITIVE POWER
                                             -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       221,455 3/4

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       24.6%

  14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO

Item 1.     Security and Issuer.

        The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Shares”), of Broadway Financial Corporation (the “Issuer”) whose principal executive offices are located at 4835 West Venice Boulevard, Los Angeles, California 90019.

Item 2.     Identity and Background.

        This statement is filed by DISA Liquidating Co. (the “Company”), a Cayman Islands company, which was formed to receive and hold the remaining assets and liabilities of Deltec International S.A. (“Deltec”) in connection with the plan of complete liquidation and dissolution of Deltec. The Company owns all of the stock of The Deltec Banking Corporation Limited (“DBC”), a Bahamian corporation, a holding company that holds most of the assets formerly owned by Deltec, including the Shares of the Issuer, and accordingly any securities held by DBC may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), to be beneficially owned by the Company. The address of the principal business and offices of the Company and DBC is Deltec House, Lyford Cay, Nassau, Bahamas.

        Appendix I attached hereto sets forth, with respect to each executive officer and director of the Company and DBC, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Except where otherwise indicated in Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

        During the five years preceding the filing of this statement, neither the Company nor DBC, nor, to the knowledge of the Company, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

        No consideration was paid by the Company to acquire the Shares of the Issuer. On December 13, 2000, Deltec contributed all of its remaining assets and liabilities to the Company in exchange for the stock of the Company, which was distributed to Deltec’s shareholders, and Deltec filed a certificate of dissolution.

Page 3 of 12 Pages

Item 4.     Purpose of Transaction.

        The Shares were acquired by the Company in connection with the dissolution of Deltec, and the Company intends to dispose of the Shares. At the present time the Company has no plans or proposals which relate to or would result in any of the transactions referred to in paragraphs (a) through (j) of Item 4 of Reg. § 240.13d-101 under the Act. The Company filed an application with the Office of Thrift Supervision (“OTS”) and the OTS determined that no control relationship will exist if the Company acquired beneficial ownership of the Shares. A rebuttal agreement, a copy of which is attached as Exhibit 1 hereto, was executed by the OTS on October 27, 2000.

Item 5.     Interest in Securities of the Issuer.

        As of the date of this statement, the Company beneficially owns, through DBC, 221,455 3/4 Shares, or 24.6% of the 901,333 Shares that the Issuer reported as outstanding as of October 20, 2000.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Company has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1	Rebuttal Agreement, signed by the Company, DBC and related parties on October 2, 2000 and by the Assistant Regional Director of the OTS on October 27, 2000.

Page 4 of 12 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2000	DISA LIQUIDATING CO.
	By:	/s/ David P. McNaughtan

		Name: Title:	David P. McNaughtan President

Page 5 of 12 Pages

APPENDIX I

DISA LIQUIDATING CO.

Directors and Officers

Name and Position           Principal Occupation   Name and Business Address                Citizenship

Peter Stormonth Darling     Chairman,              Deltec Investment Advisers Limited       British
  Chairman, Director        Deltec Investment      Brettenham House
                            Advisers Limited       1 Lancaster Place
                                                   London  WC2E 7EN England
Maurice M. Dwek             Private Investor       Sodipra S.A.                             British
  Director                                         111, Rue du Rhone
                                                   1204 Geneva, Switzerland
Peter T. Kikis              Private Investor       Kikis Asset Management                   U.S.
  Director                                         720 Fifth Avenue
                                                   New York, New York
David P. McNaughtan         President,             Deltec Investment Advisers Limited       British
  President, Director       Deltec Investment      Brettenham House
                            Advisers Limited       1 Lancaster Place
                                                   London  WC2E 7EN England
Gustavo J. Vollmer, Sr.     Private Investor       Banco Mercantil C.A.                     Venezuelan
  Director                                         Apartado 789
                                                   Caracas 1010, Venezuela
Terry E. Girling            Chief Financial        Deltec International Group               British
  Chief Financial Officer   Officer, Deltec        Deltec House, Lyford Cay
  and Secretary             International Group    P.O. Box N-3229
                                                   Nassau, Bahamas

Page 6 of 12 Pages

THE DELTEC BANKING CORPORATION LIMITED

Directors and Officers

Name and Position           Principal Occupation   Name and Business Address                Citizenship

David P. McNaughtan         President,             Deltec Investment Advisers Limited       British
  Chairman of the Board,    Deltec Investment      Brettenham House
  Director, President,      Advisers Limited       1 Lancaster Place
  Chief Executive Officer                          London  WC2E 7EN England
Penelope Dauphinot          Retired                c/o Deltec International Group           Brazilian
  Deputy Chairman,                                 Deltec House, Lyford Cay
  Director                                         P.O. Box N-3229
                                                   Nassau, Bahamas
Terry E. Girling            Chief Financial        Deltec International Group               British
  Director, Vice President, Officer, Deltec        Deltec House, Lyford Cay
  Controller and Chief      International Group    P.O. Box N-3229
  Operating Officer                                Nassau, Bahamas
Jennifer E. Rahming         Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
  Vice President            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas
Jeffrey A. Williams         Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
                            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas
Gloria Culmer               Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
                            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas

Page 7 of 12 Pages

EXHIBIT I

REBUTTAL AGREEMENT

Rebuttal of Rebuttable Determination of
Control Under Part 574

                 I.     WHEREAS

                 A.      DISA LIQUIDATING CO., a Cayman Islands company (“DISA”), headquartered at Deltec House, Lyford Cay, Nassau, The Bahamas, is the owner of no shares (the “Shares”) of the common stock, $0.01 par value (the “Stock”), of Broadway Financial Corporation, 4835 West Venice Boulevard, Los Angeles, California 90019 (“Broadway Financial”), which Shares represent zero percent of a class of “voting stock” of Broadway Financial as defined under the Acquisition of Control Regulations (“Regulations”) of the Office of Thrift Supervision (“Office”), 12 CFR part 574 (“Voting Stock”);

                 B.     Broadway Federal Bank, f.s.b. (the “Institution”), a wholly owned subsidiary of Broadway Financial, is a “savings association” within the meaning of the Regulations;

                 C.      DISA seeks to acquire additional shares of stock (“Additional Shares”) such that DISA’s ownership thereof will exceed 10 percent of a class of Voting Stock but will not exceed 25 percent of a class of Voting Stock of Broadway Financial; and DISA seeks to acquire a number of shares that would make it one of the two largest holders of a class of Voting Stock of Broadway Financial which would constitute the acquisition of a “control factor” as defined in the Regulations (“Control Factor”);

                 D.      DISA does not seek to acquire any Additional Shares or Control Factors and has no intention to take any action for the purpose or effect of changing the control of Broadway Financial or in connection with or as a participant in any transaction having such purpose or effect;

                 E.     The Regulations require a company or a person who intends to hold 10 percent or more but not in excess of 25 percent of any class of Voting Stock of a savings association or holding company thereof and that also would possess any of the Control Factors specified in the Regulations, to file and obtain approval of an application (“Application”) under the Savings and Loan Holding Company Act (“Holding Company Act”), 12 U.S.C. 1467a, or file and obtain clearance of a notice (“Notice”) under the Change in Control Act (“Control Act”), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttable determination of control has been rebutted;

                 F.     Under the Regulations, DISA would be determined to be in control, subject to rebuttal, of Broadway Financial upon acquisition of any Additional Shares or Control Factor;

                 G.     DISA has no intention to manage or control, directly or indirectly, Broadway Financial;

Page 8 of 12 Pages

                 H.     DISA has filed on October , 2000, a written statement seeking to rebut the determination of control, attached hereto and incorporated by reference herein, (this submission referred to as the "Rebuttal");

                 I.     In order to rebut the rebuttable determination of control, DISA agrees to offer this Agreement as evidence that the acquisition of any Additional Shares or Control Factor as proposed would not constitute an acquisition of control under the Regulations.

                 II.      The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, DISA, the other persons signing this Agreement and any other existing, resulting or successor entities of DISA agree with the Office that:

                 A.      Unless DISA shall have filed a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, DISA will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal Agreement:

                 1.     Seek or accept representation of more than one member of the board of directors of the Institution or Broadway Financial;

                 2.      Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Institution’s or Broadway Financial’s board of directors or as president or chief executive officer of the Institution or Broadway Financial;

                 3.      Engage in any intercompany transaction with Broadway Financial or its affiliates;

                 4.      Propose a director in opposition to nominees proposed by the management of the Institution or Broadway Financial for the board of directors of the Institution or Broadway Financial other than as permitted in Paragraph A-1;

                 5.      Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Institution or Broadway Financial other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Institution or Broadway Financial;

                 6.     Do any of the following, except as necessary solely in connection with DISA’s performance of duties as a member of the Institution’s or Broadway Financial’s board of directors:

                 (a)     Influence or attempt to influence in any respect the loan and credit decisions or policies of the Institution or Broadway Financial, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Institution or Broadway Financial;

                 (b)     Influence or attempt to influence the dividend policies and practices of the Institution or Broadway Financial or any decisions or policies of the Institution or Broadway Financial as to the offering or exchange of any securities;

                 (c)     Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or character of the Institution or Broadway Financial;

Page 9 of 12 Pages

                 (d)     Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Institution or Broadway Financial; or

                 (e)     Seek or accept access to any non-public information concerning the Institution or Broadway Financial.

                 B.     DISA is not a party to any agreement with the Institution or Broadway Financial;

                 C.     DISA shall not assist, aid or abet any of the Institution’s or Broadway Financial’s affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement;

                 D.     Any amendment to this Agreement shall only be proposed in connection with an amended rebuttal filed by DISA with the Office for its determination;

                 E.     Prior to acquisition of any shares of “Voting Stock” of Broadway Financial as defined in the Regulations in excess of the Additional Shares, any required filing will be made by DISA under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;

                 F.     At any time during which 10 percent or more of any class of Voting Stock of Broadway Financial is owned or controlled by DISA, no action which is inconsistent with the provisions of this Agreement shall be taken by DISA until DISA files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;

                 G.     Where any amended rebuttal filed by DISA is denied or disapproved, DISA shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of Broadway Financial owned or controlled by DISA to an amount under 10 percent of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations; or (2) filing a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;

                 H.     Where any Application or Notice filed by DISA is disapproved, DISA shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of Broadway Financial owned or controlled by DISA to an amount under 10 percent of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

                 I.     Should circumstances beyond DISA’s control result in DISA being placed in a position to direct the management or policies of Broadway Financial or the Institution, then DISA shall either (1) promptly file an Application under the Holding Company Act or a Notice under the Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or

Page 10 of 12 Pages

(2) promptly reduce the amount of shares of Broadway Financial Voting Stock owned or controlled by DISA to an amount under 10 percent of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

                 J.         By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10 percent or more of any class of Voting Stock of Broadway Financial is owned or controlled, directly or indirectly, by DISA, and DISA possesses any Control Factor as defined in the Regulations, DISA will submit to the jurisdiction of the Regulations, including (1) the filing of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of the Holding Company Act or Control Act and the regulations thereunder, and any regulation or order issued by the Office;

                 K.     Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act or Control Act and the Regulations, and shall be subject to such remedies and procedures as are provided in the Holding Company Act or Control Act and the Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any agreement entered into with the Office.

                 III.     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties has signed at least one counterpart.

                 IV.     This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.

                 V.     This Agreement shall terminate upon (i) the approval by the Office of DISA’s Application under the Holding Company Act or clearance by the Office of DISA’s Notice under the Control Act to acquire Broadway Financial, and consummation of the transaction as described in such Application or Notice, (ii) the disposition by DISA of a sufficient number of shares of Broadway Financial, or (iii) the taking of such other action that thereafter DISA is not in control and would not be determined to be in control of Broadway Financial under the Control Act, the Holding Company Act or the Regulations of the Office as in effect at that time.

Page 11 of 12 Pages

                 VI.     IN WITNESS THEREOF, the parties thereto have executed this Agreement by their duly authorized officer.

                                            DISA LIQUIDATING CO.

                                            Date:  October 2, 2000
                                                 ----------------------------

                                            By:  /s/ David P. McNaughtan
                                               ----------------------------
                                                 David P. McNaughtan
                                                 President

                                            THE DELTEC BANKING CORPORATION
                                            LIMITED

                                            Date:  October 2, 2000
                                                 ----------------------------

                                            By:  /s/ David P. McNaughtan
                                               ----------------------------
                                                 David P. McNaughtan
                                                 President

                                            Date:  October 2, 2000
                                                 ----------------------------

                                               /s/ Penelope C. Dauphinot
                                            -------------------------------
                                                  Penelope C. Dauphinot

                                            Date:  October 2, 2000
                                                 ----------------------------

                                               /s/ John R. Gordon
                                            ------------------------
                                                  John R. Gordon

                                            Date:  October 2, 2000
                                                 ----------------------------

                                               /s/ Albert H. Gordon
                                            --------------------------
                                                  Albert H. Gordon

                                            OFFICE OF THRIFT SUPERVISION

                                            Date:   October 27, 2000
                                                 ----------------------

                                            By:   Richard R. Sanchez
                                               ------------------------
                                                  Deputy Regional Director

Page 12 of 12 Pages